UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 25, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 June 2024 entitled ‘USD NOTES TENDER OFFERS LAUNCHED’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018

VODAFONE GROUP PUBLIC LIMITED COMPANY LAUNCHES ANY AND ALL CASH TENDER OFFER AND MAXIMUM TENDER OFFERS FOR U.S. DOLLAR NOTES DUE 2025, 2037 AND 2043

(Newbury, Berkshire - England) - June 25, 2024 - Vodafone Group Plc ("Vodafone" or the "Company") announces the launch of its offers to purchase for cash in three concurrent, but separate offers, (i) any and all of its outstanding 4.125% Notes due May 2025 (the "Any and All Notes"), of which $1,500,000,000 is outstanding; (ii) up to $440,000,000 aggregate principal amount of its 6.150% Notes due February 2037 (the "2037 Notes"); and (iii) up to $730,000,000 aggregate principal amount of its 4.375% Notes due February 2043 (the "2043 Notes", and together with the 2037 Notes, the "Maximum Tender Offer Notes", and together with the Any and All Notes, the "Notes") upon the terms of, and subject to the conditions in, the offer to purchase dated June 25, 2024 (the "Offer to Purchase") and, in the case of the Any and All Notes only, the accompanying notice of guaranteed delivery (the "Notice of Guaranteed Delivery," together with the Offer to Purchase, the "Tender Offer Documents"), including the New Financing Condition (as defined below).

Each offer to purchase each series of Notes is referred to herein as an "Offer" and the offers to purchase the Notes as the "Offers." The offer to purchase the Any and All Notes is referred to herein as the "Any and All Tender Offer" and the offers to purchase the Maximum Tender Offer Notes are referred to herein as the "Maximum Tender Offers." Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Tender Offer Documents for full details of, and information on the procedures for participating in, the Offers. All documentation relating to the Offers, including the Tender Offer Documents, together with any updates, are available at the following website: https://deals.is.kroll.com/vodafone-usd.

The following tables set forth certain terms of the Any and All Tender Offer and the Maximum Tender Offers, respectively:

Title of Security	CUSIP / ISIN	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread (basis points)
4.125% Notes due May 2025	92857WBJ8 / US92857WBJ80	$1,500,000,000	4.25% U.S. Treasury due May 31, 2025	FIT3	10

Title of Security	CUSIP / ISIN	Outstanding Principal Amount	Series Tender Cap(2)	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread (basis points)	Early Tender Premium(3)
6.150% Notes due February 2037	92857WAQ3/ US92857WAQ33	$1,700,000,000	$440,000,000	4.375% U.S. Treasury due May 15, 2034	FIT1	100	$50
4.375% Notes due February 2043	92857WBD1 / US92857WBD11	$1,400,000,000	$730,000,000	4.625% U.S. Treasury due May 15, 2044	FIT1	80	$50

(1)   The page on Bloomberg from which the Dealer Managers will quote the bid-side price of the applicable Reference U.S. Treasury Security.
(2)   The offers with respect to the Maximum Tender Offer Notes are subject to the applicable series tender cap set out in the table above (each, a "Series Tender Cap") which is specified as an aggregate principal amount of the relevant series of Maximum Tender Offer Notes. Vodafone will purchase Maximum Tender Offer Notes subject to the applicable Series Tender Caps set forth in the table above. Subject to applicable law, Vodafone reserves the right, but is under no obligation, to increase, decrease or eliminate any Series Tender Cap with respect to a particular series at any time and in its sole discretion. Any such increase, decrease or elimination could result in Vodafone purchasing an aggregate principal amount of a series of Maximum Tender Offer Notes having a greater or lesser aggregate principal amount than the amounts set out above.
(3)   For each $1,000 principal amount of Maximum Tender Offer Notes tendered at or prior to the Early Tender Time and accepted for purchase. The Maximum Tender Total Consideration for the Maximum Tender Offer Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase will be calculated in the manner described herein using the applicable Fixed Spread and is already inclusive of the Early Tender Premium. For the avoidance of doubt, the Early Tender Premium is not payable in addition to the Maximum Tender Total Consideration.

All Notes accepted in the Offers will be cancelled and retired by the Company.

Purpose of the Offers

The Offers, the Concurrent Euro Tender Offers (as defined below) and the issuance of the New Notes (as defined below) are being undertaken to, among other things, proactively manage the Company's outstanding debt portfolio.

Concurrent Euro Tender Offers

Concurrently with the launch of the Offers, the Company has commenced cash tender offers to purchase any and all of its outstanding €1,000,000,000 1.875% Notes due 2025, €1,000,000,000 1.125% Notes due 2025 and €1,750,000,000 2.2% Notes due 2026, of which a total of €3,750,000,000 is outstanding (the "Concurrent Euro Tender Offers").

The Concurrent Euro Tender Offers are not being made, and will not be made, directly or indirectly, in or into the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S of the U.S. Securities Act of 1933).

New Financing Condition

The Company is today, June 25, 2024, announcing its intention to issue new U.S. dollar-denominated notes, subject to market conditions (the "New Notes"). Whether the Company will accept for purchase any Notes validly tendered in the Offers and complete the Offers is subject, without limitation, to the successful completion (in the sole and absolute determination of the Company) of the issuance of the New Notes (the "New Financing Condition").

Consideration for the Notes

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, including the New Financing Condition, Holders of the Any and All Notes who validly tender and do not validly withdraw the Any and All Notes at or prior to the Any and All Expiration Time or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, and whose Any and All Notes are accepted for purchase by the Company, will receive the Any and All Purchase Price Consideration for each $1,000 principal amount of the Any and All Notes, which will be payable in cash.

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, including the New Financing Condition, and subject to the applicable Series Tender Cap, Holders who validly tender and do not validly withdraw the Maximum Tender Offer Notes at or prior to the Early Tender Time, and whose Maximum Tender Offer Notes are accepted for purchase by Vodafone, will receive the Maximum Tender Total Consideration, which already includes the Early Tender Premium, for each $1,000 principal amount of the Maximum Tender Offer Notes, which will be payable in cash. Holders who validly tender the Maximum Tender Offer Notes after the Early Tender Time, and at or prior to the Maximum Tender Expiration Time whose Maximum Tender Offer Notes are accepted for purchase by Vodafone, will receive the Late Maximum Tender Offer Consideration for each $1,000 principal amount of the Maximum Tender Offer Notes, which will be payable in cash.

The Any and All Purchase Price Consideration or the Maximum Tender Total Consideration, as applicable, will be calculated at the applicable Price Determination Time and will be determined in accordance with standard market practice, as described below, using the sum of (such sum for each series of Notes, the "Offer Yield"):

(i)           the reference yield, as calculated by the Dealer Managers in accordance with standard market practice, that corresponds to the bid-side price of the applicable Reference U.S. Treasury Security in the table above for the respective series of Notes appearing at the applicable Price Determination Time on the Bloomberg Reference Page specified in the table above for the respective series of Notes (or any other recognized quotation source selected by Vodafone in consultation with the Dealer Managers if such quotation report is not available or manifestly erroneous) (such reference yield, the "Reference Yield"), plus

(ii)          the applicable Fixed Spread specified in the table above for the respective series of Notes.

Subject to the terms and conditions described in the Tender Offer Documents, the Any and All Purchase Price Consideration for each $1,000 principal amount of the Any and All Notes accepted by Vodafone pursuant to the Any and All Tender Offer will be determined in accordance with standard market practice as described by the formula set forth in Annex A-1 to the Offer to Purchase, and will equal (i) the present value on the Any and All Settlement Date of $1,000 principal amount of such Any and All Notes due on the scheduled maturity date of such Any and All Notes and all scheduled interest payments on such Any and All Notes to be made from (but excluding) the Any and All Settlement Date up to (and including) such scheduled maturity date, discounted to the Any and All Settlement Date at a discount rate equal to the applicable Offer Yield, minus (ii) the Accrued Interest per $1,000 principal amount of the Any and All Notes; with the total amount being rounded to the nearest cent per $1,000 principal amount of such Notes. The Early Tender Premium is not applicable to the Any and All Tender Offer.

Subject to the terms and conditions described in the Tender Offer Documents, including the Series Tender Caps, the Maximum Tender Total Consideration for each $1,000 principal amount of the Maximum Tender Offer Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted by Vodafone pursuant to the Maximum Tender Offers will be determined in accordance with standard market practice as described by the formula set forth in Annex A-1 to the Offer to Purchase, and will equal (i) the present value on the Early Tender Settlement Date of $1,000 principal amount of such Maximum Tender Offer Notes due on the scheduled maturity date of such Maximum Tender Offer Notes and all scheduled interest payments on such Maximum Tender Offer Notes to be made from (but excluding) the Early Tender Settlement Date up to (and including) such scheduled maturity date, discounted to the Early Tender Settlement Date at a discount rate equal to the applicable Offer Yield, minus (ii) the Accrued Interest per $1,000 principal amount of such Notes as of the Early Tender Settlement Date; with the total amount being rounded to the nearest cent per $1,000 principal amount of such Maximum Tender Offer Notes. The Maximum Tender Total Consideration for the Maximum Tender Offer Notes, as calculated using the applicable Fixed Spread, already includes the Early Tender Premium.

Subject to the terms and conditions described in the Tender Offer Documents, including the Series Tender Caps, the Late Maximum Tender Offer Consideration payable by Vodafone for each $1,000 principal amount of the relevant Maximum Tender Offer Notes validly tendered and accepted by Vodafone after the Early Tender Time but at or prior to the Maximum Tender Expiration Time pursuant to the Maximum Tender Offers will equal the applicable Maximum Tender Total Consideration minus the Early Tender Premium.

Vodafone will issue a press release specifying the applicable consideration for each series of Notes as soon as reasonably practicable after the determination thereof by the Dealer Managers.

Accrued Interest

In addition to the applicable consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Interest thereon. Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Offers. For avoidance of doubt, interest will cease to accrue on the Any and All Settlement Date for all Any and All Notes accepted in the Any and All Tender Offer, including Any and All Notes that are delivered pursuant to the Guaranteed Delivery Procedures. All Notes accepted in the Offers will be canceled and retired by Vodafone.

Series Tender Cap

With respect to the Maximum Tender Offers, if the applicable Series Tender Cap is reached with respect to any series of the Maximum Tender Offer Notes based upon the aggregate principal amount of Maximum Tender Offer Notes of a series that are validly tendered and not validly withdrawn at or prior to the Early Tender Time, any Notes of such series tendered after the Early Tender Time will not be accepted. If the applicable Series Tender Cap is not reached with respect to a series of Maximum Tender Offer Notes based upon the aggregate principal amount of Maximum Tender Offer Notes of a series that are validly tendered and not validly withdrawn at or prior to the Early Tender Time, Maximum Tender Offer Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time will be accepted in priority to Maximum Tender Offer Notes validly tendered after the Early Tender Time and at or prior to the Maximum Tender Expiration Time, and any Notes of such series validly tendered after the Early Tender Time and prior to the Maximum Tender Expiration Time will be subject to the applicable Series Tender Cap (when also taking into account the Notes of such series validly tendered and not validly withdrawn at or prior to the Early Tender Time). If the aggregate principal amount of the Maximum Tender Offer Notes of a series that are validly tendered and, in the case of the Early Tender Time, not validly withdrawn at or prior to the Early Tender Time or the Maximum Tender Expiration Time, as applicable, exceeds the applicable Series Tender Cap, the Company will only accept for purchase Notes of that series such that the aggregate principal amount of such Maximum Tender Offer Notes does not exceed the applicable Series Tender Cap. For the avoidance of doubt, Maximum Tender Offer Notes of a series validly tendered and not validly withdrawn at or prior to the Early Tender Time will always be accepted in priority to those validly tendered after the Early Tender Time.

Key Dates, Offer Period and Results

Holders of the Notes should note the following dates relating to the Any and All Tender Offer:

Date	Calendar Date
Launch Date	June 25, 2024.
Any and All Price Determination Time	At or around 11:00 a.m., New York City time, on July 2, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Any and All Withdrawal Deadline	5:00 p.m., New York City time, on July 2, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Any and All Expiration Time	5:00 p.m., New York City time, on July 2, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Any and All Results Announcement Date	The first business day after the Any and All Expiration Time, July 3, 2024.
Guaranteed Delivery Date	5:00 p.m., New York City time, on July 5, 2024.
Any and All Settlement Date
In respect of accepted Any and All Notes that are delivered at or prior to the Any and All Expiration Time, the Company expects the Any and All Settlement Date to occur on the third business day after the Any and All Expiration Time, July 8, 2024.

Guaranteed DeliverySettlement Date
In respect of accepted Any and All Notes that are delivered pursuant to the Guaranteed Delivery Procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Guaranteed Delivery Date, July 8, 2024.

Holders of the Notes should note the following dates relating to the Maximum Tender Offers:

Date	Calendar Date
Launch Date	June 25, 2024.
Early Tender Time	5:00 p.m., New York City time, on July 9, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Maximum Tender Withdrawal Deadline	5:00 p.m., New York City time, on July 9, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Early Results Announcement Date	The first business day after the Early Tender Time, July 10, 2024
Maximum Tender Price Determination Time	10:00 a.m., New York City time, on July 10, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Early Tender Settlement Date
In respect of Maximum Tender Offer Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase, the Company expects the Early Tender Settlement Date to occur on the third business day after the Early Tender Time, July 12, 2024.

Maximum Tender Expiration Time	5:00 p.m., New York City time, on July 24, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Maximum Tender Results Announcement Date	The first business day after the Maximum Tender Expiration Time, July 25, 2024.
Maximum Tender Settlement Date
In respect of Maximum Tender Offer Notes that are validly tendered after the Early Tender Time and at or prior to the Maximum Tender Expiration Time and accepted for purchase, the Company expects the Maximum Tender Settlement Date to occur on the second business day after the Maximum Tender Expiration Time, July 26, 2024.

The relevant deadline set by any intermediary or DTC for participation in the Offers will be earlier than this deadline.

The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Offers as provided in "Description of the Offers-Conditions to the Offers" in the Offer to Purchase, including the New Financing Condition.

The Company has retained Merrill Lynch International and Santander US Capital Markets LLC as Dealer Managers and Kroll Issuer Services Limited as Information and Tender Agent (the "Information and Tender Agent") for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to the Information and Tender Agent at +44 20 7704 0880 (London) or by email to vodafone@is.kroll.com, Attention: Owen Morris. Questions regarding the Offers may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44 207 996 5420 (in London) or by email to DG.LM-EMEA@bofa.com and to Santander US Capital Markets LLC at +1 (855) 404-3636 (toll free) or +1 (212) 350-0660 or by email to AmericasLM@santander.us.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Notes will be issued pursuant to a registration statement (File No. 333-273441) filed on Form F-3ASR with the United States Securities and Exchange Commission. Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the prospectus dated July 26, 2023, as supplemented by the prospectus supplement to be dated June 25, 2024 (together, the "Company Prospectus"), and no reliance is to be placed on any representations other than those contained in the Company Prospectus.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7(1) of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR"), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). Neither this announcement, the Offer to Purchase nor any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offers may not be, and is not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, has not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 25, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary